Exhibit 99.1

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 9:00 A.M. ON DECEMBER 2, 2022

Dated October 24, 2022

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of New Pacific Metals Corp. (the “Company”) will be held at Oceanic Plaza, Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Main Boardroom on Friday, December 2, 2022 at 9:00 a.m. (Pacific Time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended June 30, 2022, together with the report of the auditor thereon;

2.	to fix the number of directors at six;

3.	to elect directors for the ensuing year;

4.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Particulars of the foregoing matters are set forth in the Management Information Circular (the “Circular”) accompanying this notice. Only Shareholders of record on October 24, 2022 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

In light of the ongoing novel coronavirus (“COVID-19”) pandemic and efforts to reduce its spread, including the potential for new restrictions on in-person gatherings, and concern for the wellbeing of Shareholders, directors, their families and others, the Company encourages you to vote by proxy in advance of the Meeting. The Company may restrict access to the Meeting to registered Shareholders or their duly appointed proxyholders. Those attending the Meeting in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of October 2022

BY ORDER OF THE BOARD OF DIRECTtORS

“Rui Feng”

Dr. Rui Feng
Chief Executive Officer and Director New Pacific Metals Corp.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	4
PROXY INSTRUCTIONS	4
REVOCATION OF PROXIES	5
HOW TO VOTE	5
QUORUM	7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	7
FINANCIAL STATEMENTS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	8
NUMBER OF DIRECTORS	8
ELECTION OF DIRECTORS	8
APPOINTMENT OF AUDITOR	10
CORPORATE GOVERNANCE	11
AUDIT COMMITTEE	13
EXECUTIVE COMPENSATION	14
DIRECTOR COMPENSATION	21
EQUITY COMPENSATION PLAN	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28
MANAGEMENT CONTRACTS	28
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28
Material Transactions - Since July 1, 2021	28
AUDITOR	29
OTHER BUSINESS	29
ADDITIONAL INFORMATION	29
BOARD APPROVAL	29

SCHEDULE “a”	MANDATE OF THE BOARD OF DIRECTORS

NEW PACIFIC METALS CORP.
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON DECEMBER 2, 2022

Information herein is given as at October 24, 2022, except as otherwise stated.

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (the “Management”) of New Pacific Metals Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of Common shares (the “Common Shares”) of the Company to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”) and at any adjournments thereof.

Unless otherwise indicated herein, reference to “$”, “USD” or “U.S. dollars” are to United States dollars, and references to “CAD$” or “Canadian dollars” are to Canadian dollars.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”). All costs of solicitation will be borne by the Company. This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Unless the context otherwise requires, references herein to New Pacific Metals Corp. means the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The Company’s telephone number is (604) 633-1368 and its facsimile number is (604) 669-9387. The Company’s website address is www.newpacificmetals.com. The information contained on the Company’s website is not incorporated by reference into this Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy (the “Form of Proxy”) are directors and officers of the Company. Each Shareholder has the right to appoint some other person, who need not be a Shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the Shareholder, or such Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarial certified copy thereof. If the Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A proxy will only be valid if it is duly completed, signed, dated and received by Computershare in accordance with the instructions in the Form of Proxy, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, (or any adjournment or postponement thereof) unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

REVOCATION OF PROXIES

A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing, or where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Computershare in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered Shareholders (each a “Registered Shareholder”) or their duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons (“Intermediaries”), or who otherwise do not hold their Common Shares in their own name (“Beneficial Shareholders”) are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder, you must vote by proxy by carefully following the instructions included in the proxy provided to you by your Intermediary. If you do not follow the special procedures described by your Intermediary, you will not be entitled to vote. See “Advice to Beneficial Holders of Common Shares” below for more information.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy to the clearing agencies and Intermediaries for distribution to Beneficial Shareholder.

In light of the ongoing novel coronavirus (“COVID-19”) pandemic and efforts to reduce its spread, including the potential for new restrictions on in-person gatherings, and concern for the wellbeing of Shareholders, directors, their families and others, the Company encourages you to vote by proxy in advance of the Meeting. The Company may restrict access to the Meeting to Registered Shareholders or their duly appointed proxyholders. Those attending the Meeting in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as

Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Intermediary or agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by Intermediaries on behalf of a Beneficial Shareholder can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by an Intermediary is substantially similar to the Form of Proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The Notice of Meeting, this Circular, the Form of Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to Intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, Intermediaries are required to deliver them to you as a NOBO and to seek your instructions on how to vote your Common Shares.

The Company’s OBOs can expect to be contacted by Broadridge or their Intermediaries or their Intermediaries’ agents as set out above. The Company does not intend to pay for Intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s Intermediary does not assume the costs of delivery of those documents, in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of its Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable Intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an Intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the

Intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:00 a.m. (Vancouver time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their Intermediary or agent thereof in accordance with the instructions provided by such Intermediary.

All references to Shareholders in the Notice of Meeting, this Circular and the accompanying Form of Proxy are to Registered Shareholders as set forth on the list of Registered Shareholders as maintained by Computershare, unless specifically stated otherwise.

QUORUM

The articles of the Company (the “Articles”) provide that quorum for the transaction of business at any meeting of Shareholders is one Shareholder present at the Meeting in person or by proxy.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described in this Circular, no Person (as defined herein) has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each Common Share carrying the right to one vote. As of the Record Date (as defined below), the Company had 156,722,776 issued and outstanding fully paid and non-assessable Common Shares. The Company has no other classes of voting securities.

The board of directors of the Company (the “Board”) has fixed October 24, 2022 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires Common Shares after the Record Date and who wishes to attend the Meeting and to vote the transferred Common Shares must demand, not later than 10 days before the Meeting, to be included in the list of Shareholders prepared for the Meeting. Registered Shareholders should contact Computershare and non-Registered Shareholders should contact the Intermediary through whom they acquired the Common Shares.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and officers of the Company, as at the date of this Circular, there are no Persons or companies beneficially owning or exercising control or direction, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares, except as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Silvercorp Metals Inc. (“Silvercorp”)	44,302,416	28.27%

FINANCIAL STATEMENTS

Financial information regarding the Company and its affairs is provided in the Company’s audited consolidated financial statements and management discussion and analysis (“MD&A”) for its fiscal year ended June 30, 2022. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company’s audited consolidated financial statements and MD&A. Alternatively, they can be found under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Company’s website at www.newpacificmetals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The Board presently consists of six directors. Management proposes that the number of directors on the Board be fixed at six. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors be fixed at six for the ensuing year, subject to such increases as may be permitted by the Articles and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution fixing the number of directors at six. In the absence of contrary instructions, the Management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the approval of the resolution fixing the number of directors at six.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. The Corporate Governance Committee (as defined below) will then submit a recommendation regarding whether or not to accept the resignation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

In the absence of contrary instructions, the Management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the election of the nominees named below.

The following table sets out the names of the Management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of the date of this Circular:

Name and Municipality of Residence (1)	Current Position and Office Held	Principal Occupations during the Last Five Years(1)	Date of Appointment as a Director(2)	Common Shares Beneficially Owned(1)
Dr. Rui Feng Beijing, China	Chief Executive Officer and Director	CEO, Chairman and Director of Silvercorp since September 2003; CEO of the Company from May 2010 to April 2020.	May 12, 2004	10,527,400
Terry Salman(4)(5) Vancouver, B.C., Canada	Chair of the Board and Director	President and CEO of Salman Capital Inc. and Salman Partners Inc.; Chair Emeritus of Vancouver Public Library Foundation.	December 3, 2021	26,733
Martin Wafforn Vancouver, B.C., Canada	Director	Senior Vice President, Technical Services and Process Optimization of Pan American Silver Corp.	November 27, 2017	42,066
Maria Tang (3)(5) Vancouver, B.C., Canada	Director	President, Chief Financial Officer and Director of HempNova LifeTech Corp.; Director of Minco Silver Corporation; and Director of Finance at Revery Architect from May 2015 to May 2019.	December 3, 2021	4,167
Dickson Hall Vancouver, B.C., Canada	Nominee	Partner at Valuestone Advisors Limited; sole advisor of Valuestone Global Resource Fund 1; director of Bunker Hill Mining Corp. director of MEC Advisory Ltd., sole manager of Can-China Global Resources Fund; former consultant for Hunter Dickinson Inc.	N/A	4,000
Dr. Peter Megaw Tucson, Arizona US	Nominee	Director of Jade Leader Corp.; Director of Relevant Gold Corp. and Director of Minaurum Gold Inc.	N/A	103,750
Total:				10,708,116

Notes:

(1)	The information as to residence, principal occupation or employment and Common Shares beneficially owned, directly or indirectly, or controlled is in each instance based upon information furnished by the individual concerned.
(2)	If elected, the term of each person to be nominated for election as a director will expire on the date of the next annual general meeting of the Shareholders.
(3)	Denotes member of the audit committee of the Company (the “Audit Committee”).
(4)	Denotes member of the compensation committee of the Company (the “Compensation Committee”).
(5)	Denotes member of the corporate governance committee of the Company (the “Corporate Governance Committee”).

The Company confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

No proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PENALTIES OR SANCTIONS

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants (“Deloitte LLP”), of Vancouver, British Columbia be reappointed as the auditor of the Company to hold office until the next annual meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to fix the auditor’s remuneration.

The Board recommends a vote “FOR” the approval of the resolution to appoint Deloitte LLP as auditor of the Company and to authorize the Board to fix their remuneration. In the absence of contrary instructions, the Management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance Committee and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage or supervise the management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to Management or to the committees of the Board (the “Committees”) remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company’s affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). The Board has adopted a written mandate for the Board which is attached hereto as Schedule “A” and is posted on the Company’s website at www.newpacificmetals.com. The Board is committed to sound corporate governance practices in the interest of its Shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company had a majority of independent directors; Terry Salman, Jack Austin, David Kong, Martin Wafforn and Maria Tang are “independent” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). If elected, the proposed director nominees Dickson Hall and Dr. Peter Megaw will be “independent”. Dr. Rui Feng is not considered independent as he is the CEO of the Company. Terry Salman has been Chair of the Board since January 16, 2022. The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. The size of the Company is such that all the Company’s operations are conducted by a relatively small Management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and has regular and full access to Management.

Directorships

The Board nominees are directors of other reporting issuers as follows:

-	Dr. Rui Feng is a director of Silvercorp Metals Inc. and Whitehorse Gold Corp.

-	Maria Tang is a director of Minco Silver Corporation and HempNova LifeTech Corp.

-	Terry Salman is a director of Altina Capital Corp. and Independence Gold Corp.

-	Dickson Hall is a director of Bunker Hill Mining Corp.

-	Dr. Peter Megaw is a director of Jade Leader Corp., Minaurum Gold Inc. and Relevant Gold Corp.

The Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant. The following table summarizes directors’ attendance at all Board and Committee meetings since the beginning of the Company’s most recently completed fiscal year ended June 30, 2022:

Director	Board Meeting(3)	Audit Committee Meetings	Compensation Committee Meeting	Corporate Governance Committee Meetings
Dr. Rui Feng	5 of 5	-	-	-
Terry Salman(1)	3 of 5	-	1 of 1	1 of 2
Jack Austin(2)	5 of 5	4 of 4	1 of 1	2 of 2
David Kong(2)	5 of 5	4 of 4	1of 1	-
Martin Wafforn	5 of 5	1 of 4	-	1 of 2
Maria Tang(1)	3 of 5	2 of 4	-	1 of 2

Notes:

(1)	Mr. Salman and Ms. Tang were appointed to the Board on December 3, 2021.
(2)	Mr. Austin and Mr. Kong are not standing for re-election
(3)	The independent directors of the Company held a session at which non-independent directors and members of management were not in attendance during each of the Board meetings.

The Board has developed written position descriptions for the Chair of the Board, the CEO, and the chairs of each Committee.

Orientation and Education

Upon joining the Company, the Company provides new directors with an orientation program regarding the role of the Board, its Committees and its directors and the nature and operation of the Company’s business that includes providing to new directors copies of relevant financial documentation, information regarding its properties, as well as opportunities for meetings with Management. Board members are encouraged to communicate with Management and auditor, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records. The Company recognizes the importance of ongoing director education. To facilitate ongoing education of the Company’s directors, the Company supports training or education in areas relating to their role as a director of the Company and encourages presentations by outside experts to the Board or committees on matters of importance or emerging significance.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Circular. Alternatively, a copy of the Code can be found under the Company’s profile on SEDAR at www.sedar.com and the Company’s website at www.newpacificmetals.com. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will promptly disclose any material waivers from the requirements of the Code granted to our directors or executive officers following the waiver. There have been no waivers to the Code since it was adopted.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. Please see “Compensation Discussion and Analysis” for a description of the policies and practices adopted by the Board to determine such compensation. Fees payable to senior officers and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile. During the fiscal year ended June 30, 2022 the Compensation Committee was comprised of the following directors, all of whom are independent: David Kong (Chair), Jack Austin, and Terry Salman. All Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation. All Compensation Committee members have advised on compensation matters for several public companies and within the resource sector, enabling the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices. The Board has adopted a charter for the Compensation Committee which sets out the responsibilities, powers and operations of such committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees and individual directors. The process by which the Board identifies new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Corporate Governance Committee will formally review and consider the background, expertise, qualifications and skill sets, to the needs of the Company and recommend nomination of the potential candidates to the Board.

During the fiscal year ended June 30, 2022 the Corporate Governance Committee was comprised of the following independent directors: Terry Salman (Chair), Jack Austin, and Maria Tang. The Board has adopted a charter for the Corporate Governance Committee which sets out the responsibilities, powers and operations of such committee.

Assessments

The Corporate Governance Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and Management, and the strategic direction and processes of the Board and its Committees and assess the Board, its Committees and individual directors with respect to their effectiveness and contribution. As part of the assessments, the Board and/or the Committees may review their respective charter and conduct reviews of applicable corporate policies. Each Board member is well qualified through current or previous professions and has been specifically selected for its expertise.

AUDIT COMMITTEE

The Audit Committee assists the Board in overseeing the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the qualifications and independence of the Company’s independent auditor; and the performance of the independent auditor. During the fiscal year ended June 30, 2022 the Audit Committee was comprised of the following independent directors: David Kong (Chair), Jack Austin, and Maria Tang. All of the Audit Committee members were considered financially literate pursuant to NI 52-110. A description of responsibilities, powers and operation of the Audit Committee is included in the Company’s annual information form (“AIF”) dated September 28, 2022 under the heading “Audit Committee”, and a copy of the charter of the Audit Committee is attached to the AIF. The AIF is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website on www.newpacificmetals.com and upon request, the Company will promptly provide a copy of the AIF to any Shareholder.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”): (a) the Company’s CEO; (b) the Company’s Chief Financial Officer (the “CFO”); (c) each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company’s executive compensation program is overseen by the Compensation Committee. See “Compensation Committee” for a description of the composition of the Compensation Committee. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel in support of the Company’s goals. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Omnibus Plan (as defined below). The Compensation Committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for senior Management.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size. Comparable mining companies comprises of publicly traded mining companies of similar size in North America, as determined by market capitalization and complexity relative to the Company. Comparable companies include SilverCrest Metals Inc., Great Bear Resources Ltd., Bear Creek Mining Corporation, Kootenay Silver Inc., and Alexco Resource Corp. the (“Compensation Peer Group”). The Compensation Peer Group includes consists primarily of silver, gold or other precious metal producers with activity in at least one Latin American jurisdiction, as these characteristics are relevant to the Company’s operations. The Compensation Committee does not rely on any formula or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The following is a summary of the significant elements of compensation awarded to, earned by, paid to, or payable to NEOs for the most recently completed financial year:

Base Compensation

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Compensation Committee makes assessments by: (a) making reference to independent salary surveys, including an independent survey prepared for the Company by Mercer (Canada) Limited and (b) comparing salaries with that of other similar sized Canadian mining companies, including the Compensation Peer Group.

Short Term Incentive Plan

The Company does not maintain any short-term incentive plans for its CEO or other NEOs.

Share-based Awards

The Company believes that encouraging its executive officers and employees to become Shareholders is one of the best ways of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Omnibus Plan (as defined below). The Compensation Committee oversees the administration of the Omnibus Plan. The Omnibus Plan is designed to give eligible directors, officers, employees and consultants of the Company, or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers share-based awards, including grants of Options and RSUs when reviewing executive officer compensation packages as a whole.

The distribution of share-based awards, including Options and RSUs (each as defined below), is recommended by the Compensation Committee. The number of Options and RSUs recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options and RSUs to be granted to the independent directors.

The NEOs are granted Options and/or RSUs commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options and/or RSUs are granted to executive officers taking into account a number of factors, including the amount and terms of Options and/or RSUs previously granted, base compensation, performance bonuses, if any, and competitive factors.

During the fiscal year ended June 30, 2022, the Board granted eligible participants 360,500 RSUs representing 0.23% of the outstanding Common Shares, no Options were granted.

Risk Considerations

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices and the risks associated with the same, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Board also has the ability to set out vesting periods in respect of the share-based awards granted. As the benefits of such compensation, if any, are not realized by officers and directors until a period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is thereby limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including prepaid variable forward contracts, equity swaps, collars, units of exchange funds or like instruments, that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by NEOs or directors as compensation.

No new actions, decisions or policies were made after the end of the most recently completed financial year that could affect a reasonable person’s understanding of an NEO’s compensation for the year ended June 30, 2022.

Performance Graph

The following chart compares the total cumulative Shareholder return for CDN$100 invested in Common Shares on June 30, 2018, with the cumulative total return of the S&P/TSX Composite Index for the period from June 30, 2018 to June 30, 2022. The Common Share performance as set out in the graph does not necessarily indicate future price performance. The Company has never paid dividends to its Shareholders. The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. There is not a direct correlation between the Company’s share price performance and the amount of compensation paid to NEOs. The trend in overall compensation paid to the Company’s NEOs over the period has not specifically tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite Index.

Cumulative Total Return

Date	2018	2019	2020	2021	2022
NUAG	100.48	151.90	350.00	377.22	232.28
S&P/TSX Composite Index	100.00	100.64	95.32	123.88	120.98
NUAG Closing Price*	1.58	2.40	5.53	5.96	3.67
S&P/TSX Composite Index	16,277.73	16,382.20	15,515.22	20,165.58	19692.90

Note:

(1)	From February 16, 2012 to June 30, 2016, the Common Shares traded on the Toronto Stock Exchange (“TSX”) and thereafter on the TSX Venture Exchange under the symbol “NUX”. On August 11, 2020, the Common Shares commenced trading on the TSX under the same ticker symbol “NUAG”. On May 20, 2021, the Common Shares commenced trading on the NYSE American under the ticker symbol “NEWP”.

Compensation Governance

See “Compensation Committee” for a description of the role and composition of the Compensation Committee.

Summary Compensation Table

Set out below is a summary of compensation paid or accrued to the Named Executive Officers during the most recently completed financial year, for the financial years ended June 30, 2020, 2021 and 2022.

Name and Principal Position	Fiscal Year Ended June 30	Salary (CAD$)	Share-Based Awards (CAD$)	Option-Based Awards (CAD$)(8)	Non-Equity Incentive Plan Compensation (CAD$)		Pension Value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
					Annual Incentive Plans	Long Term Incentive Plans
Dr. Rui Feng(1) (7) CEO and Director	2022	60,000	933,000	822,882	Nil	Nil	Nil	Nil	1,785,882
	2021	60,000	149,960	Nil	50,000	Nil	Nil	Nil	259,960
	2020	71,667	705,000	Nil	200,000	Nil	Nil	Nil	976,667
Dr. Mark Cruise(2)(7) Former CEO and Director	2022	448,862	Nil	Nil	Nil	Nil	Nil	5,830	454,692
	2021	462,500	1,709,920	Nil	130,000	Nil	Nil	7,425	2,309,845
	2020	279,394	1,410,000	Nil	Nil	Nil	Nil	4,107	1,693,501
Jalen Yuan(3) CFO	2022	Nil	173,300	176,485	Nil	Nil	Nil	Nil	349,785
	2021	Nil	81,500	Nil	30,000	Nil	Nil	Nil	111,500
	2020	Nil	141,000	Nil	20,000	Nil	Nil	Nil	161,000
Alex Zhang(4) Vice President, Exploration	2022	306,000	666,500	646,396	50,000	Nil	Nil	7,816	1,676,712
	2021	240,000	97,800	Nil	35,000	Nil	Nil	8,269	381,069
	2020	240,000	235,000	135,733	24,000	Nil	Nil	7,554	506,554
Xiangdong Jiang(5) Vice President, Development	2022	111,364	201,140	182,568	Nil	Nil	Nil	Nil	495,072
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Carolina Ordonez(6) Vice President, Corporate Affairs	2022	112,083	156,650	176,485	Nil	Nil	Nil	7,540	452,758
	2021	95,000	29,992	Nil	20,000	Nil	Nil	7,936	152,928
	2020	95,000	94,000	Nil	24,000	Nil	Nil	7,601	220,601

Notes:

(1)	Dr. Rui Feng was reappointed as CEO on January 24, 2022. Dr. Rui Feng is the founder of the Company and previously served as CEO until April 27, 2020.
(2)	Dr. Mark Cruise resigned as CEO on January 24, 2022.
(3)	Jalen Yuan was appointed as CFO on February 17, 2015.
(4)	Alex Zhang was appointed as Vice President, Exploration on June 16, 2016.
(5)	Xiangdong Jiang was appointed as Vice President, Development on February 8, 2022.
(6)	Carolina Ordonez was appointed as Vice President, Corporate Affairs on January 1, 2022.
(7)	The amount paid to Dr. Rui Feng and Dr. Mark Cruise relate to their roles as officers of the Company. They did not receive any compensation as directors of the Company.
(8)	The Company has adopted IFRS 2 – Share-based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the industry standard Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted.

Name	Fiscal Year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expiry Date	Weighted average expected life (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per Option (CAD$)
Dr. Rui Feng CEO and Director	2022	04-Feb-2022	150,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
		06-Jun-2022	300,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Mark Cruise Former CEO and Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jalen Yuan CFO	2022	04-Feb-2022	50,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
		06-Jun-2022	50,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alex Zhang Vice President, Exploration	2022	04-Feb-2022	100,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
		06-Jun-2022	250,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Xiangdong Jiang Vice President, Development	2022	22-Feb-2022	46,000	3.89	22-Feb-2027	2.75	1.59%	75.88%	1.84
		06-Jun-2022	50,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Carolina Ordonez Vice President, Corporate Affairs	2022	04-Feb-2022	50,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
		06-Jun-2022	50,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2022, for each NEO:

	Option-Based Awards				Share-Based Awards
Name	Number of Common Shares Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Common Shares or Units of Common Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested(2) (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2) (CAD$)
Dr. Rui Feng CEO and Director	250,000	2.15	22-Feb-2024	380,000	Nil	Nil	367,000
	150,000	3.33	04-Feb-2027	51,000	15,333	56,272	28,138
	300,000	4.00	06-Jun-2027	Nil	100,000	367,000	Nil
	Nil	Nil	Nil	Nil	150,000	550,500	Nil
Dr. Mark Cruise, Former CEO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jalen Yuan CFO	60,000	2.15	22-Feb-2024	91,200	8,333	30,582	Nil
	50,000	3.33	04-Feb-2027	17,000	10,000	36,700	Nil
	50,000	4.00	06-Jun-2027	Nil	35,000	128,450	Nil
Alex Zhang Vice President, Exploration	150,000	2.15	22-Feb-2024	228,000	10,000	36,700	Nil
	100,000	3.33	04-Feb-2027	34,000	50,000	183,500	Nil
	250,000	4.00	06-Jun-2027	Nil	125,000	458,750	Nil
Xiangdong Jiang Vice President, Development	46,000	3.89	22-Feb-2027	Nil	26,000	95,420	Nil
	50,000	4.00	06-Jun-2027	Nil	25,000	91,750	Nil
Carolina Ordonez Vice President, Corporate Affairs	50,000	3.33	04-Feb-2027	17,000	3,067	11,256	Nil
	50,000	4.00	06-Jun-2027	Nil	5,000	18,350	Nil
	Nil	Nil	Nil	Nil	35,000	128,450	Nil

Notes:

(1)	The value of the unexercised in-the-money Options is based on the closing price of the Common Shares on the TSX of $3.67 per Common Share as at June 30, 2022 net of the exercise price of the Options.
(2)	The value of the unvested or undistributed shares is based on the closing price of the Common Shares on the TSX of $3.67 per Common Share as at June 30, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the NEOs that have vested during the fiscal year ended June 30, 2022 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

Name	Option-based awards – Value vested during the year (CAD$)(1)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Dr. Rui Feng CEO and Director	141,249	182,500	Nil
Dr. Mark Cruise Former CEO and Director	Nil	329,772	Nil
Jalen Yuan CFO	33,900	43,630	Nil
Alex Zhang Vice President, Exploration	84,750	64,850	50,000
Xiangdong Jiang Vice President, Development	Nil	Nil	Nil
Carolina Ordonez Vice President, Corporate Affairs	56,499	24,051	Nil

Note:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

Option Repricing

There are no Options held by the NEOs that have been repriced.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities. There are no deferred compensation plans.

The change of control agreements deem a “Change of Control” to occur, inter alia, if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) the purchase or acquisition of voting shares of the Company and/or securities convertible into voting shares or carrying the right to acquire voting shares of the Company (“Convertible Securities”), which results in an entity, person or group of entities, or persons acting jointly or in concert (“Holder”) beneficially owning or exercising control or direction over voting shares of the Company and/or Convertible Securities such that, assuming the conversion of the Convertible Securities beneficially owned by such Holder, such Holder would have the right to cast more than 50% of the votes attached to all voting shares of the Company at a meeting of shareholders; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Alex Zhang

In the event of change of control and if the employee is terminated at any time within 13 month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 12 months’ base salary, plus any other salary, bonus or benefits which have been accrued or earned.

Xiangdong Jiang

In the event of change of control and if the employee is terminated at any time within 13 month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 12 months’ base salary, plus any other salary, bonus or benefits which have been accrued or earned.

In the event of a termination without cause, the Company will pay the employee an amount equal to one month of his base salary plus one additional month of base salary for each additional full year of service with the Company to a maximum of twelve months. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses.

Jalen Yuan

In the event of change of control and if the employee is terminated at any time within 13 month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 12 months’ base salary, plus any other salary, bonus or benefits which have been accrued or earned.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on June 30, 2022, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option-based award value and share-based award value) is estimated at $870,000. The following table shows estimated incremental payments triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under Agreement Provision Value (CAD) (1)(2)(3)	Change of Control Provision Value (CAD) (1)(2)(3)
Alex Zhang	-	1,300,950
Xiangdong Jiang	25,000	487,170
Jalen Yuan	-	513,932

Notes:

(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2022).
(2)	The accelerated option-based award value on the last business day of the Company’s year-end (June 30, 2022) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on June 30, 2022, of CAD$3.67.
(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the year ended June 30, 2022.

DIRECTOR COMPENSATION

Compensation for Directors

Except as set out below, each director is paid an annual cash compensation of $10,000. The Chair of the Board is paid an additional cash compensation of $30,000. No other cash compensation was paid to the Company’s directors during the most recently completed financial year other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of Options and RSUs in accordance with the terms of the Omnibus Plan and the policies of the TSX. The following table sets out compensation paid to directors in the financial year ended June 30, 2022:

Name(1)	Fees earned (CAD$)	Share-based awards (CAD$)	Option based awards (CAD$)(6)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
Jack Austin(2)	26,250	129,950	156,924	Nil	Nil	Nil	313,124
Terry Salman(3)	19,538	246,500	235,600	Nil	Nil	Nil	501,638
David Kong	10,000	129,950	156,924	Nil	Nil	Nil	296,874
Greg Hawkins(4)	4,247	Nil	Nil	Nil	Nil	Nil	4,247
Martin Wafforn	10,000	129,950	156,924	Nil	Nil	Nil	296,874
Maria Tang(5)	5,788	163,250	196,262	Nil	Nil	Nil	365,300

Notes:

(1)	Disclosure about compensation payable to Dr. Rui Feng and Dr. Mark Cruise in their capacity as a director of the Company has already been disclosed above under the heading “Summary Compensation Table”.
(2)	Jack Austin’s fee earned in the year including $16,250 for his service as Chair of the Board until January 21, 2022.
(3)	Terry Salman was elected as a director on December 3, 2021, his fee earned in the year including $12,750 for his service as Chair of the Board since January 16, 2022.
(4)	Greg Hawkins did not stand for re-election as a director and ceased to be a director on December 3, 2021.
(5)	Maria Tang was elected as a director on December 3, 2021.
(6)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the industry standard Black-Scholes Option Pricing Model which requires the input of a number of assumptions. The assumptions used reflect Management’s best estimates, but involve inherent uncertainties based on market conditions outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended June 30, 2022:

Name	Grant Date	Options Granted	Exercise price ($)	Expiry Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option ($)
Jack Austin	04-Feb-2022	50,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
	06-Jun-2022	40,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
Terry Salman	04-Feb-2022	100,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
	06-Jun-2022	40,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
David Kong	04-Feb-2022	50,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
	06-Jun-2022	40,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
Greg Hawkins	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Martin Wafforn	04-Feb-2022	50,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
	06-Jun-2022	40,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96
Maria Tang	04-Feb-2022	75,000	3.33	04-Feb-2027	2.75	1.44%	75.88%	1.57
	06-Jun-2022	40,000	4.00	06-Jun-2027	2.75	3.01%	76.80%	1.96

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2022, for each non-executive director.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Common Shares or Units of Common Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested(2) (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2) (CAD$)
Jack Austin	100,000	2.15	22-Feb-2024	152,000	15,333	56,272	Nil
	50,000	3.33	04-Feb-2027	17,000	15,000	55,050	Nil
	40,000	4.00	06-Jun-2027	Nil	20,000	73,400	Nil
Terry Salman	50,000	3.33	04-Feb-2027	34,000	50,000	183,500	Nil
	40,000	4.00	06-Jun-2027	Nil	20,000	73,400	Nil
David Kong	100,000	2.15	22-Feb-2024	152,000	15,333	56,272	Nil
	50,000	3.33	04-Feb-2027	17,000	15,000	55,050	Nil
	40,000	4.00	06-Jun-2027	Nil	20,000	73,400	Nil
Greg Hawkins	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Martin Wafforn	200,000	1.57	07-Dec-2022	420,000	15,000	55,050	Nil
	100,000	2.15	22-Feb-2024	152,000	15,333	56,272	Nil
	50,000	3.33	04-Feb-2027	17,000	15,000	55,050	Nil
	40,000	4.00	06-Jun-2027	Nil	20,000	73,400	Nil
Maria Tang	50,000	3.33	04-Feb-2027	17,000	15,000	55,050	Nil
	40,000	4.00	06-Jun-2027	Nil	20,000	73,400	Nil

Notes:

(1)	The value of the unexercised in-the-money Options is based on the closing price of the Common Shares on the TSX of $3.67 per Common Share as at June 30, 2022 net of the exercise price of the Options.
(2)	The value of the unvested or undistributed shares is based on the closing price of the Common Shares on the TSX of $3.67 per Common Share as at June 30, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to each non-executive directors of the Company that have vested during the fiscal year ended June 30, 2022 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

Name	Option-based awards – Value vested during the year (CAD$)(1)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Jack Austin	56,499	59,483	Nil
Terry Salman	Nil	Nil	Nil
David Kong	56,499	59,483	Nil
Greg Hawkins	56,499	45,758	Nil
Martin Wafforn	56,499	59,483	Nil
Maria Tang	Nil	Nil	Nil

Note:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

EQUITY COMPENSATION PLAN

The only equity compensation plan which the Company has in place is a share-based equity incentive plan (the “Omnibus Plan”) which was approved by the Shareholders on September 30, 2020. A copy of the Omnibus Plan may be obtained by contacting the Company at the address on the cover of this Circular or under the Company’s profile on SEDAR at www.sedar.com.

The Omnibus Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Omnibus Plan is administered by the directors and the Compensation Committee. The maximum number of Common Shares that may be reserved for issuance for all purposes under the Omnibus Plan is 10% of the issued and outstanding Common Shares, from time to time.

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 156,722,776 Common Shares were issued and outstanding as fully paid and non-assessable as of the Record Date.

The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

●	Types of Awards – Pursuant to the Omnibus Plan, the Company may issue options to purchase Common Shares, restricted share units of the Company (“RSUs”), performance share units of the Company (“PSUs”, and together with the Options and RSUs, collectively the “Awards”).

●	Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officer, employees and consultants of the Company (each an “Eligible Person”, and each such Eligible Person granted Awards pursuant to the Omnibus Plan, a “Participant”).

●	Maximum Number of Common Shares Issuable – The maximum number of Common Shares issuable under the Omnibus Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time (the “Outstanding Issue”).

●	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

○	the number of Common Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

○	the number of Common Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

○	the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue;

○	the issuance to any Eligible Person, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

○	a number of Common Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

●	Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Common Shares on the TSX (the “Market Price”) on the date prior to the grant date.

●	Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

●	Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

●	Exercise of Option – A Participant may exercise vested Options by payment of the exercise price per Common Share subject to each Option.

●	Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

●	Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant’s death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under the Omnibus Plan which remains outstanding.

Restricted Share Units and Performance Share Units

●	Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a Participant’s account) are determined by the Board at the time of the grant.

●	Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

●	Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Common Share, (b) a cash payment equal to the Market Price of one Common Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Common Share as of the vesting date, at the discretion of the Board.

●	Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Common Share on such date.

●	Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

●	Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

●	Assignment – Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

●	Change of Control – In the event of a Change of Control (as defined in the Omnibus Plan), all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

●	Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the Shareholders and without further Shareholder approval, at any time and from time to time, amend the Omnibus Plan or any provisions thereof, or the form of Award agreement or instrument to be executed pursuant to the Omnibus Plan, in such manner as the Board, in its sole discretion, determines appropriate:

○	for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

○	to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

○	to change any vesting provisions of Awards;

○	to change the termination provisions of the Awards or the Omnibus Plan;

○	to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

○	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

●	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested Shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

○	an increase in the number of Common Shares issuable under Awards granted pursuant to the Omnibus Plan;

○	a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

○	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

○	a revision to the assignment provisions to permit Awards granted under the Omnibus Plan to be transferable or assignable other than for estate settlement purposes;

○	a revision to the insider participation limits or the non-executive director limits;

○	a revision to the amending provisions; or

○	any amendment required to be approved by Shareholders under applicable law (including without limitation, pursuant to the policies of the TSX).

Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

The following table sets out the annual burn rate for three most recently completed financial years ending June 30:

Fiscal Year	Number of Options granted	Weighted average number of Common Shares outstanding	% of outstanding Common Shares	Number of Options exercised	% of Outstanding Common Shares
2022	2,702,000	156,631,827	1.7%	1,838,331	1.2%
2021	Nil	154,451,263	Nil	1,396,935	0.9%
2020	Nil	152,298,778	Nil	888,066	0.6%

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2022.

Equity Compensation Plan Information as at June 30, 2022

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Options or redemption of RSUs	Weighted-average exercise price of outstanding Options or redemption of RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Options: 3,662,167 RSU: 1,477,216	CAD$3.18 CAD$4.11	10,523,800 (1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	5,139,383 Common Shares	CAD$3.45	10,523,800 (1)

Note:

(1)	Under the Omnibus Plan, the aggregate number of Common Shares which may be subject to issuance pursuant to Awards granted is equal to 10% of the issued and outstanding Common Shares, from time to time. However, the issuance of RSUs and PSUs to all Eligible Persons in a twelve-month period, on an aggregate basis, cannot exceed 2% of the outstanding Common Shares at the time of granting of the Awards. During the year ended June 30, 2022, the Company granted RSUs representing 0.94% of the issued and outstanding Common Shares (based on the Company’s outstanding Common Shares as at June 30, 2022) and nil PSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company’s last completed financial year-ended June 30, 2022, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

Material Transactions - Since July 1, 2021

Related Party Transaction:

The following summarizes the Company’s relationship with related parties:

	Years ended June 30,
Transactions with related parties	2022	2021
Silvercorp	$726,387	$616,030

Related party transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2022, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	June 30, 2022	June 30, 2021
Silvercorp	$377,031	$50,378

Silvercorp has two common directors and one officer with the Company and shares office space and provides various general and administrative services to the Company. During the year ended June 30, 2022, the Company recorded total expenses of $726,387 (year ended June 30, 2021 - $616,030) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

During the year ended June 30, 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement (the “Compensation Agreement”) with the Qinghai Government for the Company’s RZY project (the “RZY Project”), an early-stage silver-lead-zinc exploration project located in Qinghai, China. Pursuant to the Compensation Agreement, Qinghai Found agreed to surrender its title to the RZY Project to the Qinghai Government for one-time cash compensation of $2.99 million (RMB ¥20 million) (the “RZY

Compensation Transaction”). During the year ended June 30, 2022, Qinghai Found borrowed $283,688 from a Chinese subsidiary of Silvercorp to help facilitate the closing of the RZY Compensation Transaction, which loan, plus interest of $23,422, was repaid in full subsequent to June 30, 2022.

AUDITOR

Deloitte LLP of Vancouver, British Columbia, is the auditor for the Company and have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

OTHER BUSINESS

Management knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the enclosed Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile under SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Financial information regarding the Company and its affairs is provided in the Company’s consolidated financial statements and MD&A for its financial year ended June 30, 2022. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 24th day of October 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chief Executive Officer and Director New Pacific Metals Corp.

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS OF

NEW PACIFIC METALS CORP.

(Adopted by the Board on March 3, 2021)

The Board is responsible for the stewardship of New Pacific Metals Corp. (the “Company”) and for the oversight of its management and affairs.

A majority of the Board members shall be “independent” as defined in accordance with all applicable securities laws and regulations and applicable stock exchange rules, unless otherwise permitted by all applicable regulations and stock exchange rules. The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Committee of the Board under the standards of independence applicable to such Committee. Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

●	To meet regularly as needed, and in no event less than once per quarterly period, with all directors expected to attend and to review in advance any materials provided to them in connection with the meeting.

●	To hold meetings of the independent directors as frequently as necessary to carry out other responsibilities under this Board Mandate, but in no event less than once per year, at which non-independent directors and members of management are not in attendance.

●	To act honestly and in good faith with a view to the best interests of the Company.

●	To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

●	Consistent with its responsibilities to the Company, to further the interests of the shareholders.

●	To consider business opportunities and risks and to adopt strategic plans from time to time.

●	To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

●	To develop an investor relations and shareholder communications policy for the Company.

●	To oversee management’s adoption of effective internal control and management information systems.

●	To review and approve annual and quarterly financial statements and the publication thereof by management.

●	Through the Audit Committee, to be responsible for the appointment, compensation, retention, oversight and discharge of the Company’s external auditors.

●	To approve operating plans and any capital budget plans.

●	To select and approve all key executive appointments, and to monitor executive development.

●	To determine the compensation of senior management and executive officers.

●	To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

●	To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

●	To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

●	To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

●	To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

●	To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.